

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720   January 12, 2007

<u>**Via U.S. Mail and Fax (312) 337-0271**</u>

Linda G. Havard
Chief Financial Officer
Playboy Enterprises Inc.
680 North Lake Shore Drive
Chicago, IL 60611

        Re: Playboy Enterprises Inc.
               Form 10-K for the year ended December 31, 2005
               Filed March 16, 2006

               File No. 1-14790

Dear Ms. Harvard:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director